As filed with the Securities and Exchange Commission on August 24, 2010
Registration No. 333-167979

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUPERCONDUCTOR TECHNOLOGIES INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3663	77-0158076
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

460 Ward Drive
Santa Barbara, CA 93111-2310
(805) 690-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey A. Quiram
President and Chief Executive Officer
Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, CA 93111-2310
(805) 690-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Theodore E. Guth, Esq. Matthew S. O’Loughlin, Esq. Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd. Los Angeles, California 90064 (310) 312-4000 (310) 312-4224 — Facsimile	David Ficksman, Esq. TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, California, 90067 (310) 553-4441 (310) 201-4746 — Facsimile

As soon as practicable after the effective date of this Registration Statement.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Price Per Share(2)	Price(2)	Registration Fee
Common Stock, $0.001 par value	4,600,000 shares	$2.25	$10,350,000	$738(3)

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low prices of Superconductor Technologies Inc.’s common stock, as reported on the NASDAQ Capital Market on August 20, 2010.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 24, 2010

PRELIMINARY PROSPECTUS

4,000,000 Shares

Common Stock

We are offering 4,000,000 shares of our common stock, par value $0.001 per share. Our common stock is traded on the NASDAQ Capital Market under the symbol “SCON.” On August 20, 2010, the last reported sale price of our common stock on the NASDAQ Capital Market was $2.20 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Superconductor Technologies Inc. (before expenses)	$	$

The underwriters also may purchase up to an additional 600,000 shares of our common stock within 45 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares on or about           2010.

MDB Capital Group LLC	Feltl and Company

The date of this prospectus is          , 2010.

Superconductor Technologies Inc. ("STI") is a world leader in the development and production of high temperature superconducting (HTS) materials, 2G HTS wire and associated technologies. As the premier developer of field-proven solutions for over 20 years, STI continues to meet evolving wireless communications and energy needs.

Industrial Motors and Generators:
2G HTS wire enables a power output increase of 2-3X while reducing size and weight

High Power Transmission Cables:
2G HTS wire increases electrical current capacity with significantly less loss

Next Generation Wind Turbines:
2G HTS wire enables the development of 10MW and larger units

Fault Current Limiter (FCL):
Unique properties of 2G HTS wire enables next generation FCL devices to protect the power grid

Magnetic Resonance Imaging (MRI) Machines:
2G HTS wire may enable lower initial costs and recurring operating expenses

HOURS

Superconducting Magnetic Energy Storage (SMES):
2G HTS wire enables an alternate solution to batteries used for power grid backup

Wireless Networks:
Current products help maximize performance of wireless networks

Tunable Handset Filters:
Tunable filters allow significant reduction in size, weight and power over conventional filtering technology in cell phone handsets

STI®
SUPERCONDUCTOR TECHNOLOGIES INC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and may incorporate by reference, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may,” “will” or other similar expressions in this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	Our limited cash and a history of losses;

•	The limited number of potential customers;

•	The limited number of suppliers for some of our components;

•	There being no significant backlog from quarter to quarter;

•	Our market being characterized by rapidly advancing technology;

•	Fluctuations in product demand from quarter to quarter;

•	The impact of competitive filter products, technologies and pricing;

•	Manufacturing capacity constraints and difficulties;

•	Local, regional, national and international economic conditions and events and the impact they may have on us and our customers, such as the current worldwide recession;

•	Political instability, acts of war or terrorism, or natural disasters;

•	Continued volatility in the credit and equity markets and the resulting effect on the general economy; and

•	Our success at managing the risks involved in the foregoing items.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus. We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Forward-looking statements may be contained in this prospectus (and the documents incorporated by reference herein) under “Risk Factors,” or may be contained in our Annual Report on Form 10-K or in our Quarterly Reports on Form 10-Q under headings such as “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” or in our Current Reports on Form 8-K, among other places. Any investor in us should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at www.sec.gov.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Superconductor Technology Inc.’s business, financial condition, results of operations and prospects may have changed since such dates.

ii

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Superconductor Technology Inc.,” “STI,” the “Company,” “we,” “us,” “our,” or similar references, mean Superconductor Technology Inc. and its subsidiaries on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.suptech.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 17, 2010, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2010;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarter ended April 3, 2010, as filed with the SEC on May 5, 2010, and for the fiscal quarter ended July 3, 2010, as filed with the SEC on August 11, 2010; and

•	Our Current Reports on Form 8-K filed with the SEC on April 2, 2010 and May 10, 2010.

These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, CA 93111-2310
(805) 690-4500

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the common stock is appropriate for you.

About Superconductor Technologies Inc.

We are a global leader in high temperature superconductor (HTS) materials and related technologies. HTS materials have the unique ability to conduct electrical current with little or no resistance when cooled to very low “critical” temperatures. As a result, HTS materials can substantially improve the performance of electrical systems by reducing the power loss and minimizing heat generation caused when electrical currents flow through conventional conductors. To obtain these benefits on a cost-effective basis, we have developed patented and proprietary technologies relating to matters such as thin film deposition manufacturing, cryogenic cooling and radio frequency (RF) circuit filter tuning. We have had over $150 million in HTS sales to date, with over 6,000 of our commercial systems deployed worldwide. We are now pursuing new applications in HTS wire and tunable handset filters, as well as expanding our existing applications in the next generation of wireless networks.

Our Proprietary Technologies

We focus on research and development to maintain our technological edge in solving the technical challenges in commercializing HTS technology. Many of our employees hold advanced degrees in physics, materials science, electrical engineering and other related fields. Our development efforts have yielded an extensive patent portfolio as well as critical trade secrets, unpatented technology and proprietary knowledge. As of July 3, 2010, our 60 U.S. patents, 19 pending U.S. patent applications, 20 foreign patents and 63 pending foreign patent applications covered matters including superconducting technologies, the production of thin film materials and structures, cryogenics systems and packaging, advanced circuit design and tunable RF filters. Our patented RCE-CDR HTS thin film deposition manufacturing process can produce HTS materials of the highest quality with an order-of-magnitude cost advantage over competing approaches. Our proprietary and patented cryocoolers provide us with a significant competitive advantage by maintaining our HTS materials at their critical temperatures, having demonstrated a mean-time-between-failure through field and in-house lifetime tests of over one million hours without scheduled maintenance. Our technology also permits us to design and fabricate extremely small, high-performance circuits, including HTS circuits, to remove interference inherent in some RF signals.

Our Target Markets

We are currently focusing our efforts on applications of our proprietary HTS technology in the following areas:

Superconducting Power Applications

We are adapting our patented HTS material deposition techniques to develop energy efficient, cost-effective and high performance second generation (2G) HTS wire for existing and emerging power applications. HTS wire enables greater electrical current carrying capacity than comparable size copper wires, dramatically reducing the volume and weight of the required wire. To date, the market for 2G HTS wire has been limited by the inability of the existing suppliers to establish production processes that are capable of producing wire that meets target specifications and cost requirements. STI plans to utilize its patented and proprietary manufacturing methods to overcome these challenges and make the HTS wire cost-effective in a number of applications.

To accelerate our efforts in the development and manufacturing processes for our 2G HTS wire, we have established a Cooperative Research and Development Agreement (CRADA) with Los Alamos National Laboratory and have partnered with other HTS industry leaders. After successfully producing 2G HTS wire in one meter lengths, we are now completing the design of a wire deposition machine to produce 50 meter lengths, with the goal of producing one kilometer lengths in our production machine. Assuming we overcome the technical hurdles, we intend to be a supplier of HTS wire to manufacturing concerns, primarily large businesses, which would incorporate the wire into their products. We expect to begin delivering samples of our 2G HTS wire before year end for testing by prospective customers, at which time we can begin to formalize our commercial relationships.

We are initially targeting markets where we believe the advantages of HTS wire are at a premium, such as:

•	Wind Turbines: Current wind turbine power generating capacity is limited by the size and weight of the generator. Turbine manufacturers believe that building a generator utilizing HTS wire will reduce its size and weight sufficiently to enable the development of 10 megawatt (MW) and larger wind turbines. According to Emerging Energy Research, 2731 MW of worldwide offshore capacity of wind turbines producing more than 5 MW is expected to be installed in 2016, which will rise to nearly 5377 MW in 2020. Using a current estimated installed offshore cost of $2 million per MW, this translates into an investment for 5 MW capacity or larger wind turbines of approximately $5.5 billion in 2016 and nearly $11 billion in 2020.

•	Power Cables: Because they can carry significantly more electrical current with less electrical loss than conventional cables, HTS power cables allow utilities to deliver significantly more electrical current utilizing existing power cable entry facilities in office buildings and other facilities with large and growing power requirements.

•	Fault Current Limiters: A fault current limiter is a device in a power transmission network which cuts off electrical flow in the same manner as a ground fault interrupter in the home. By eliminating the superconductor properties of the HTS wire when too much electricity is flowing, the resistance in the fault current limiter can be substantially increased, stopping current flow and preventing damage to the rest of the power distribution network.

•	Superconducting Magnetic Energy Storage (SMES): As renewable energy generating systems continue to proliferate, the power grid needs reliable power backup to offset the intermittent nature of those systems. The low power loss from HTS wire could be used to provide an alternative to chemical and other forms of current battery technology for energy storage.

•	Magnetic Resonance Imaging (MRI): MRI machines used for medical imaging already use existing low temperature superconducting wire; the improvements targeted for 2G HTS wire may enable the manufacturers of MRI machines to reduce the initial cost and operating expenses of these devices.

•	Industrial Motors and Generators: The reduced weight and size required for a generator built with HTS wire could enable motors and generators to generate two to three times the power as existing generators of the same size.

Tunable Filter Products

•	We have developed and patented several techniques to allow a single HTS or conventional (SAW or BAW) RF filter to be “tuned” between multiple frequency bands. Current cell phone handsets generally utilize two or three discrete filters for each frequency band, and thus require ten or more filters in each handset to enable seamless worldwide coverage with today’s five bands. However, with the forecasted growth in the future generations of cell phones to ten or more bands, a discrete filter approach would be both expensive and occupy scarce space in the handset. To address this challenge, we are pursuing opportunities with existing wireless handset module providers to incorporate tunable filters into future generations of smart phones. These tunable filters will allow significant reduction in size, power, and cost over conventional discrete filter technologies.

Wireless Networks

•	Our current commercial products help maximize the performance of wireless telecommunications networks by improving the quality of uplink signals from mobile wireless devices. Our products increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless data throughput, while reducing capital and operating costs for the carrier. While we continue to serve the market for retrofitting existing towers, we are currently pursuing an opportunity to include our HTS filters in the Long Term Evolution (LTE) data networks now being deployed by the top U.S. wireless carriers (expected to be over 75,000 base stations in the next few years). Our HTS filters have been incorporated into one of the two base station solutions selected by a major carrier for live market trials currently planned for 2010.

Corporate Information

Our facilities and executive offices are located at 460 Ward Drive, Santa Barbara, California 93111, and our telephone number is (805) 690-4500. We were incorporated in Delaware on May 11, 1987. Additional information about us is available on our website at www.suptech.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus. Our common stock is currently traded on the NASDAQ Capital Market under the symbol “SCON.”

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 6 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

The Offering

The following summary contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	Superconductor Technologies Inc., a Delaware corporation.

Common stock offered	4,000,000 shares of common stock, par value $0.001 per share.

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 600,000 shares of common stock within 45 days of the date of this prospectus in order to cover over-allotments, if any.

Common stock outstanding after this offering	26,635,304 shares of common stock.(1)(2)

Use of Proceeds	We intend to use the net proceeds from the sale of our common stock in this offering for general corporate purposes.

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Capital Market under the symbol “SCON.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 22,635,304 shares of common stock outstanding as of August 20, 2010, and, as of that date, excluded:

• 6,115,230 shares of our common stock issuable upon conversion of the 611,523 shares of outstanding Series A Preferred Stock;

• 1,143,700 shares of our common stock issuable upon exercise of stock options under our stock plans at a weighted average exercise price of $7.95 per share;

• 10,000 shares of our common stock reserved for issuance under one outstanding warrant agreement, at an exercise price of $18.50 per share;

• 1,856,571 shares of our common stock reserved for future issuance under our 2003 Equity Incentive Plan.

Unless otherwise specifically stated, information throughout this prospectus assumes that none of our outstanding options or warrants to purchase shares of our common stock are exercised.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option.

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the summary selected consolidated financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our financial statements and the notes to those consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus.

The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2009 and at and for the six month periods ended July 3, 2010 and June 27, 2009.

The selected statement of income data for the years ended December 31, 2009, 2008 and 2007, and the selected statement of financial condition data as of December 31, 2009 and 2008, have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus. The selected statement of income data for the years ended December 31, 2006 and 2005 and the summary statement of financial condition data as of December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements that are not included in this prospectus.

The summary financial data at and for the six months period ended July 3, 2010 and June 27, 2009 have been derived from our unaudited interim consolidated financial statements included in our Quarterly Reports on Form 10-Q for the fiscal quarters ended July 3, 2010 and June 27, 2009, respectively, and are incorporated by reference in this prospectus. These unaudited interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the six months ended July 3, 2010 are not necessarily indicative of our expected results for the full year ending December 31, 2010.

	At or For the
	Six Months
	Ended July 3, 2010
	and June 27, 2009		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)

Statement of Operations Data:
Net revenues:
Net commercial product revenues	$4,072	$2,908	$7,239	$6,768	$12,787	$17,697	$21,080
Government and other contract revenues	1,712	1,400	3,577	4,525	5,115	3,361	3,107
Sub license royalties	—	—	—	—	—	20	22

Total net revenues	5,784	4,308	10,816	11,293	17,902	21,078	24,209
Costs and expenses:
Cost of commercial product revenues	4,354	4,239	9,102	8,911	12,944	15,922	18,989
Cost of government and other contract revenues	1,009	1,234	2,552	3,649	2,906	2,407	2,806
Other research and development	2,491	2,082	4,399	3,394	3,172	3,488	4,214
Selling, general and administrative	3,715	3,535	6,925	8,151	8,123	9,086	11,442
Restructuring expenses and impairment charges	—	—	—	141	—	38	1,197
Write off of Goodwill	—	—	—	—	—	20,107	—

Total costs and expenses	11,569	11,090	22,978	24,246	27,145	51,048	38,648

Loss from operations	(5,785)	(6,782)	(12,162)	(12,953)	(9,243)	(29,970)	(14,439)
Other income (expense), net	156	(868)	(817)	252	117	346	226

Net loss	$(5,629)	$(7,650)	$(12,979)	$(12,701)	$(9,126)	$(29,624)	$(14,213)

Basic and diluted net loss per common share	(0.26)	(0.43)	(0.65)	(0.77)	(0.73)	(2.37)	(1.24)

Weighted average number of shares Outstanding	21,839	17,905	19,843	16,403	12,488	12,483	11,419

	At or For the
	Six Months
	Ended July 3, 2010
	and June 27, 2009		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In thousands, except per share amounts)

Balance Sheet Data:
Cash and cash equivalents	$5,532	$13,225	$10,365	$7,569	$3,939	$5,487	$13,018
Working capital	7,128	16,341	12,557	12,253	3,293	10,158	17,218
Total assets	13,140	24,192	18,126	19,358	16,625	21,904	52,045
Long-term debt, including current portion	623	547	576	521	563	618	740
Total stockholders’ equity	$10,555	$20,902	$16,241	$17,552	$9,190	$17,951	$47,257

RISK FACTORS

Investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as those risks described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each contained in our most recent Annual Report on Form 10-K for the year ended December 31, 2009, which has been filed with the SEC and is incorporated herein by reference in its entirety, as well as other information in this prospectus or in any other documents incorporated by reference. Each of the risks described in these sections and documents could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned above.

Risks Related to Our Business

We have a history of losses and may never become profitable.

In each of our last five years, we have experienced significant net losses and negative cash flows from operations. For the six-month period ended July 3, 2010, we incurred a net loss of $5.6 million and had negative cash flows from operations of $4.1 million. For the fiscal year ended December 31, 2009, we incurred a net loss of $13.0 million and had negative cash flows from operations of $7.4 million. For the fiscal year ended December 31, 2008, we incurred a net loss of $12.7 million and had negative cash flows from operations of $12.1 million. Moreover, our revenues have declined significantly from 2005, and we do not expect them to recover unless our new initiatives succeed. Our independent registered public accounting firm has included in its audit reports an explanatory paragraph expressing doubt about our ability to continue as a going concern. If we fail to increase our revenues, we may not achieve and maintain profitability and may not meet our expectations or the expectations of financial analysts who report on our stock.

Current worldwide economic conditions may adversely affect our business, operating results and financial condition.

The United States economy has recently experienced, and continues to experience, a financial downturn, with some financial and economic analysts predicting that the world economy may be entering into a prolonged economic downturn characterized by high unemployment, limited availability of credit, increased rates of default and bankruptcy, and decreased consumer and business spending. These developments could negatively affect our business, operating results and financial condition in a number of ways. For example, current or potential customers may delay or decrease spending with us or may not pay us, or may delay paying us for previously purchased products. In addition, this downturn has had, and may continue to have, an unprecedented negative impact on the global credit markets. Credit has tightened significantly in the last several months, resulting in financing terms that are less attractive to borrowers, and in many cases, the unavailability of certain types of debt financing. If this crisis continues or worsens, and if we are required to obtain financing in the near term to meet our working capital or other business needs, we may not be able to obtain that financing. Further, even if we are able to obtain the financing we need, it may be on terms that are not favorable to us, with increased financing costs and restrictive covenants.

We may need to raise additional capital, and if we are unable to raise capital our ability to implement our current business plan and ultimately our viability as a company could be adversely affected.

At July 3, 2010, we had $5.5 million in cash compared to $10.4 million in cash at December 31, 2009. We believe the key factors to our future liquidity will be our ability to successfully utilize our expertise and technology to generate revenues in various ways, including commercial operations, government contracts, joint ventures and licenses. Because of the uncertainty of these factors, we may need to raise funds to meet our working capital needs.

We cannot assure you that additional financing will be available on acceptable terms or at all. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise any needed funds, we might be forced to make further substantial reductions in our operating expenses, which could adversely affect our ability to implement our current business plan and ultimately our viability as a company.

We face competition with respect to various aspects of our technology and product development.

Our current products compete based on performance, functionality, reliability, pricing, quality and compliance with industry standards. Our current and potential competitors include conventional RF filter manufacturers (including CommScope, ADC Telecommunications (ADC), Powerwave Technologies, and Radio Frequency Systems (RFS)) and both established and newly emerging companies developing similar or competing HTS technologies. We also compete with companies that design, manufacture and sell antenna-optimizing multiplexers and companies that seek to enhance base station range and selectivity by means other than a superconducting filter, including many original equipment manufacturers such as Ericsson and Nokia. In addition, we currently supply components and license technology to several companies that may eventually decide to manufacture or design their own HTS components, rather than purchasing or licensing our technology. With respect to our HTS materials, we compete with American Superconductor, SuperPower and THEVA, among others. In the government sector, we compete with universities, national laboratories and both large and small companies for research and development contracts, and with larger defense contractors, such as Raytheon and Northrop Grumman, for government products. If we are unable to compete successfully against our current or future competitors, then our business and results of operations will be adversely affected.

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to possible losses of competitive advantage.

Our efforts to protect our proprietary rights may not succeed in preventing infringement by others or ensure that these rights will provide us with a competitive advantage. Pending patent applications may not result in issued patents and the validity of issued patents may be subject to challenge. Third parties may also be able to design around the patented aspects of the products. Additionally, certain of the issued patents and patent applications are owned jointly with third parties. Because any owner or co-owner of a patent can license its rights under jointly-owned patents or applications, inventions made by us jointly with others are not subject to our exclusive control. Any of these possible events could result in losses of competitive advantage.

We depend on specific patents and licenses to technologies, and we will likely need additional technologies in the future that we may not be able to obtain.

We utilize technologies under licenses of patents from others for our products. These patents may be subject to challenge, which may result in significant litigation expense (which may or may not be recoverable against future royalty obligations). Additionally, we continually try to develop new products, and, in the course of doing so, we may be required to utilize intellectual property rights owned by others and may seek licenses to do so. Such licenses may not be obtainable on commercially reasonable terms, or at all. It is also possible that we may inadvertently utilize intellectual property rights held by others, which could result in substantial claims.

Intellectual property infringement claims against us could materially harm results of operations.

Our products incorporate a number of technologies, including high-temperature superconductor technology, technology related to other materials, and electronics technologies. Our patent positions, and that of other companies using high-temperature superconductor technology, is uncertain and there is significant risk that others, including our competitors or potential competitors, have obtained or will obtain patents relating to our products or technologies or products or technologies planned to be introduced by us.

We believe that patents may be or have been issued, or applications may be pending, claiming various compositions of matter used in our products. We may need to secure one or more licenses of these patents. There can be no assurances that such licenses could be obtained on commercially reasonable terms, or at all. We may be required to expend significant resources to develop alternatives that would not infringe such patents or to obtain licenses to the related technology. We may not be able to successfully design around these patents or obtain licenses to them and may have to defend ourselves at substantial cost against allegations of infringement of third party patents or other rights to intellectual property. In those circumstances, we could face significant liabilities and also be forced to cease the use of key technology.

Other parties may have the right to utilize technology important to our business.

We utilize certain intellectual property rights under non-exclusive licenses or have granted to others the right to utilize certain intellectual property rights licensed from a third party. Because we may not have the exclusive rights to utilize such intellectual property, other parties may be able to compete with us, which may harm our business.

We may not be able to attain the performance required for our superconducting wire at the cost we expect.

Existing and emerging applications for superconducting wire require certain physical performance characteristics. The two primary specifications consist of the current handling capacity of the wire and its ability to operate effectively in the presence of a magnetic field. In order to attain the performance requirements for the various applications we are pursuing, we need to alter the thickness and composition of the wire’s HTS materials. Such applications serve a unique market that dictates the price our customers will be willing to pay for our product. Our costs to build the superconducting wire for an application may result in our wire technology not being a viable alternative to customers.

The market price for superconducting wire may decrease significantly in the next several years.

The current and expected market price over the next several years for superconducting wire makes it an attractive business opportunity. The market price estimates are driven by several primary factors, including the underlying cost to produce the superconducting wire by existing suppliers and its relative scarcity due to current manufacturing limitations. Significant changes in either of those factors could reduce the market price for superconducting wire to levels that are lower than currently anticipated. A change of this nature could make the superconducting wire business opportunity less attractive.

Our efforts to increase the output of our HTS deposition process may be unsuccessful.

The amount of HTS material necessary for us to deliver commercial volumes of superconducting wire is significantly greater than our current capacity. Our superconducting wire production machine is designed to deposit significantly more HTS material than our current wafer manufacturing machine. This increase is necessary to attain our production goals for superconducting wire. We currently believe that by the end of 2013, our production machine for superconducting wire may be able to produce up to 750 kilometers of wire annually. However, there are no guarantees that we will be successful in our efforts to expand our output by such an extent. The associated increase in the amount of HTS material required to expand our level of output requires us to design a new source material arrangement to meet this requirement. While we believe that we have a solution to effectively address these expanded material volume requirements, we may be unsuccessful in the implementation of this design.

The adaptation of our HTS deposition process to the manufacturing of superconducting wire may take longer than anticipated.

Our HTS material deposition process for wafer manufacturing is being adapted to the production of superconducting wire. We are creating new machines that modify the deposition zone and implement a mechanism for feeding the wire substrate in a manner that allows us to manufacture kilometer lengths of superconducting wire. While the material deposition process is essentially the same, the physical handling of the substrate is significantly changed and requires sophisticated mechanical processes. The time required to implement these new designs may take longer than anticipated which would delay our entry into the superconducting wire market.

The current applications envisioned for superconducting wire may not develop in the expected timeframe or at all, and we are dependent on the efforts of third party creators and manufacturers in the development of such applications.

Many of the existing and emerging applications for superconducting wire are in the early stages of development. We are dependent on the creators and manufacturers for applications such as superconducting AC power cable, fault current limiters, large wind turbines (5 MW+), and other applications. The final development of these new products may not meet our expected timeframes, which would have a negative effect on the market for superconducting wire.

We rely on a small number of customers for the majority of our commercial revenues, and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, could have a material adverse effect on our business, results of operations and financial condition.

We sell most of our products to a small number of wireless carriers. We derived 92% of our commercial product revenues from Verizon Wireless and AT&T in both 2009 and 2008. We derived 75% of our commercial product revenues from Verizon Wireless and AT&T in 2007. Our future success depends upon the wireless carriers continuing to purchase our products, and fluctuations in demand from such customers could negatively impact our results. Unanticipated demand fluctuations can have a negative impact on our revenues and business and an adverse effect on our results of operations and financial condition.

In addition, our dependence on a small number of major customers exposes us to numerous other risks, including:

•	a slowdown or delay in the deployment, upgrading or improvement of wireless networks by any one customer could significantly reduce demand for our products;

•	reductions in a single customer’s forecasts and demand could result in excess inventories;

•	each of our customers has significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules; and

•	concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables.

Many of our customers also provide minimal lead-time prior to the release of their purchase orders and have non-binding commitments to purchase from us. If we fail to forecast our customer’s demands accurately, we could experience delays in manufacturing, which could result in customer dissatisfaction. Additionally, these factors further impact our ability to forecast future revenue.

The wireless communication industry is highly concentrated, which limits the number of potential customers, and further industry consolidation could result in the loss of key customers.

The wireless communication industry is highly concentrated in nature and may become more concentrated due to anticipated industry consolidation. As a result, we believe that the number of potential customers for our products may be limited. We also face significant risks in the event any of our key customers is acquired by a company that has not adopted our technology or not adopted it to the same extent. In that event, we could face a significant decline in our sales to the acquired customer.

We experience significant fluctuations in sales and operating results from quarter to quarter.

Our quarterly results fluctuate due to a number of factors, including:

•	the lack of any contractual obligation by our customers to purchase their forecasted demand for our products;

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments; and

•	high fixed expenses that may disproportionately impact operating expenses, especially during a quarter with a sales shortfall.

The nature of our business requires that we promptly ship products after we receive orders. This means that we typically do not have a significant backlog of unfilled orders at the start of each quarter. Our major customers generally have no contractual obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and minimal penalty. As a result of these factors, we may not be able to accurately predict our quarterly sales. Any shortfall in sales relative to our quarterly expectations or any delay of customer orders would adversely affect our revenues and results of operations.

Order deferrals and cancellations by our customers, declining average sales prices, changes in the mix of products sold, increases in inventory and finished goods, delays in the introduction of new products and longer than anticipated sales cycles for our products have, in the past, adversely affected our results of operations. Despite these factors, we maintain significant finished goods, work-in-progress and raw materials inventory to meet estimated order forecasts. If our customers purchase less than the forecasted amounts or cancel or delay existing purchase orders, there will be higher levels of inventory that face a greater risk of obsolescence. If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be enough inventory or manufacturing capacity to fill their orders.

Due to these and other factors, our past results may not be reliable indicators of our future performance. Future revenues and operating results may not meet the expectations of stock analysts and investors. In either case, the price of our common stock could be materially adversely affected.

Our sales cycles are unpredictable, making future performance uncertain.

The sales cycle for telecommunications products includes identification of decision makers within the customers’ organizations, development of an understanding of customer-specific performance and economic issues, convincing the customer through field trial reports of the benefits of systems offered, negotiation of purchase orders and deployment. Customers who purchase our systems must commit a significant amount of capital and other resources. Our customers must consider budgetary constraints, comply with internal procedures for approving large expenditures and complete whatever testing is necessary for them to integrate new technologies that will impact their key operations. Customer delays can lengthen the sales cycles and have a material adverse effect on our business.

We depend on the capital spending patterns of wireless network operators, and if capital spending is decreased or delayed, our business may be harmed.

Because we rely on wireless network operators for product purchases, any substantial decrease or delay in capital spending patterns in the wireless communication industry may harm our business. Demand from customers for our products depends to a significant degree upon the amount and timing of capital spending by these customers for constructing, rebuilding or upgrading their systems. The capital spending patterns of wireless network operators depend on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for wireless services, competitive pressures and general economic conditions. In addition, capital spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the first and third calendar quarters, based on annual budget cycles.

Our reliance on a limited number of suppliers and the long lead time of components for our products could impair our ability to manufacture and deliver our systems on a timely basis.

A number of components used in our products are available from a limited number of outside suppliers due to unique designs as well as certain quality and performance requirements. There are components that we source from a single vendor due to the present volume. Key components of our conventional products are manufactured by a sole foreign manufacturer. Our reliance on sole or limited source suppliers involves certain risks and uncertainties, many of which are beyond our control. These include the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could impair our ability to manufacture and deliver our systems on a timely basis and result in the delay or cancellation of orders, which could harm our business.

In addition, the purchase of some of our key components involves long lead times and, in the event of unanticipated increases in demand for our solutions, we may be unable to obtain these components in sufficient quantities to meet our customers’ requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could impair our ability to manufacture and deliver our systems on a timely basis and could harm our business.

Our reliance on a limited number of suppliers exposes us to quality control issues.

Our reliance on certain single-source and limited-source components exposes us to quality control issues if these suppliers experience a failure in their production process or otherwise fail to meet our quality requirements. A failure in single-source or limited-source components or products could force us to repair or replace a product utilizing replacement components. If we cannot obtain comparable replacements or effectively return or redesign our products, we could lose customer orders or incur additional costs, which could have a material adverse effect on our gross margins and results of operations.

We expect decreases in average selling prices, requiring us to reduce product costs in order to achieve and maintain profitability.

The average selling price of our products has decreased over the years. We anticipate customer pressure on our product pricing will continue for the foreseeable future. We have plans to further reduce the manufacturing cost of our products, but there is no assurance that our future cost reduction efforts will keep pace with price erosion. We will need to further reduce our manufacturing costs through engineering improvements and economies of scale in production and purchasing in order to achieve adequate gross margins. We may not be able to achieve the required product cost savings at a rate needed to keep pace with competitive pricing pressure. Additionally, we may be forced to discount future orders. If we fail to reach our cost saving objectives or we are required to offer future discounts, our business may be harmed.

We currently rely on specific technologies and may not successfully adapt to the rapidly changing wireless telecommunications equipment market.

Wireless telecommunication equipment is characterized by rapidly advancing technology. Our success depends upon our ability to keep pace with advancing wireless technology, including materials, processes and industry standards. For example, we had to redesign our SuperLink® product to convert from thallium barium calcium copper oxide to yttrium barium copper oxide in order to reduce the product cost and compete with other technologies. However, even with the lower cost HTS material, SuperLink® may not ultimately prove commercially competitive against other current technologies or those that may be discovered in the future.

We will have to continue to develop and integrate advances to our core technologies. We will also need to continue to develop and integrate advances in complementary technologies. We cannot guarantee that our development efforts will not be rendered obsolete by research efforts and technological advances made by others.

Our failure to anticipate and respond to developments in the wireless telecommunications market could substantially harm our business.

The dedication of our resources to the wireless telecommunications market makes us potentially vulnerable to changes in this market, such as new technologies like WIMAX, future competition, changes in availability of capital resources or regulatory changes that could affect the competitive position and rate of growth of the wireless industry.

We may not be able to compete effectively against alternative technologies.

Our products compete with a number of alternative approaches and technologies that increase the capacity and improve the quality of wireless networks. Some of these alternatives may be more cost-effective or offer better performance than our products. Wireless network operators may opt to increase the number of transmission stations, increase tower heights, install filters and amplifiers at the top of towers or use advanced antenna technology in lieu of purchasing our products. We may not succeed in competing against these alternatives.

We depend upon government contracts for a substantial amount of revenue and our business may suffer if significant contracts are terminated, adversely modified, or we are unable to win new contracts.

We derive a substantial portion of our revenue from a few large contracts with the U.S. government. As a result, a reduction in, or discontinuance of, the government’s commitment to current or future programs could materially reduce government contract revenue. Contracts involving the U.S. government may include various risks, including:

•	termination by the government;

•	reduction or modification in the event of changes in the government’s requirements or budgetary constraints;

•	increased or unexpected costs causing losses or reduced profits under contracts where prices are fixed or unallowable costs under contracts where the government reimburses for costs and pays an additional premium;

•	risks of potential disclosure of confidential information to third parties;

•	the failure or inability of the main contractor to perform its contract in circumstances where we are a subcontractor;

•	the failure of the government to exercise options for additional work provided for in the contracts; and

•	the government’s right in certain circumstances to freely use technology developed under these contracts.

The programs in which we participate may extend for several years, but are normally funded on an annual basis. The U.S. government may not continue to fund programs under which we have entered into contracts. Even if funding is continued, we may fail to compete successfully to obtain funding within such programs.

All costs for services under government contracts are subject to audit, and the acceptance of such costs as allowable and allocable is subject to federal regulatory guidelines. We record contract revenues in amounts that we expect to be realized upon final audit settlement. Any disallowance of costs by the government could have an adverse effect on our business, operating results and financial condition. Audits and adjustments may result in decreased revenues and net income for those years. Additionally, because of our participation in government contracts, we are subject to audit from time to time for our compliance with government regulations by various agencies. Government agencies may conduct inquiries or investigations that may cover a broad range of activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management’s attention. In addition, an adverse finding in any such audit, inquiry or investigation could involve penalties that may harm our business.

Because competition for target employees is intense, we may be subject to claims of unfair hiring practices, trade secret misappropriation or other related claims.

Companies in the wireless telecommunications industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices, trade secret misappropriation or other related claims. We may be subject to such claims in the future as we seek to hire qualified personnel, and such claims may result in material litigation. If this should occur, we could incur substantial costs in defending against these claims, regardless of their merits.

If we are unable to forecast our inventory needs accurately, we may be unable to obtain sufficient manufacturing capacity or may incur unnecessary costs and produce excess inventory.

We forecast our inventory needs based on anticipated purchase orders to determine manufacturing requirements. If we overestimate demand, we may have excess inventory, and our suppliers may as well, which could increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing and result in delays in shipments and recognition of revenues. In addition, lead times for ordering materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for any component at a given time. Accordingly, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity from our suppliers to meet customers’ delivery requirements, which would harm our business.

Our success depends on the attraction and retention of senior management and technical personnel with relevant expertise.

As a competitor in a highly technical market, we depend heavily upon the efforts of our existing senior management and technical teams. The loss of the services of one or more members of these teams could slow product development and commercialization objectives. Due to the specialized nature of our products, we also depend upon our ability to attract and retain qualified technical personnel with substantial industry knowledge and expertise. Competition for qualified personnel is intense, and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business.

We have experienced difficulty recruiting senior management due to the high cost of living in the Santa Barbara area. We have a limited pool of qualified executives in Santa Barbara and may attempt to recruit qualified candidates from across the country. Some candidates have cited the high cost of housing in Santa Barbara as a significant negative factor when considering our employment offers. We have mitigated this problem to a limited extent by allowing some executives to maintain their existing residences in other parts of the country and effectively “commute” to our corporate headquarters in Santa Barbara as needed to perform their duties. Regardless, we expect the cost of housing in our area will continue to present a significant obstacle to recruiting senior executives.

Regulatory changes negatively affecting wireless communications companies could substantially harm our business.

The Federal Communications Commission strictly regulates the operation of wireless base stations in the United States. Other countries also regulate the operation of base stations within their territories. Base stations and equipment marketed for use in base stations must meet specific technical standards. Our ability to sell our high-temperature superconductor filter subsystems will depend upon the rate of deployment of other new wireless digital services, the ability of base station equipment manufacturers and of base station operators to obtain and retain the necessary approvals and licenses, and changes in regulations that may impact the product requirements. Any failure or delay of base station manufacturers or operators in obtaining necessary approvals could harm our business.

We may acquire or make investments in companies or technologies that could cause loss of value to stockholders and disruption of business.

We may explore opportunities to acquire companies or technologies in the future. Other than the acquisition of Conductus, Inc. in 2002, we have not made any such acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven. An acquisition entails many risks, any of which could adversely affect our business, including:

•	failure to integrate operations, services and personnel;

•	the price paid may exceed the value eventually realized;

•	loss of share value to existing stockholders as a result of issuing equity securities to finance an acquisition;

•	potential loss of key employees from either our then current business or any acquired business;

•	entering into markets in which we have little or no prior experience;

•	diversion of financial resources and management’s attention from other business concerns;

•	assumption of unanticipated liabilities related to the acquired assets; and

•	the business or technologies acquired or invested in may have limited operating histories and may be subjected to many of the same risks to which we are exposed.

In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or the incurrence of debt, contingent liabilities or amortization expenses or charges related to goodwill or other intangible assets, any of which could harm our business. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

If we are unable to implement appropriate controls and procedures to manage our potential growth, we may not be able to successfully offer our products and implement our business plan.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. Growth in future operations would place a significant strain on management systems and resources. We expect that we would need to improve our financial and managerial controls, reporting systems and procedures, and would need to expand, train and manage our work force worldwide. Furthermore, we expect that we would be required to manage multiple relationships with various customers and other third parties.

Compliance with environmental regulations could be especially costly due to the hazardous materials used in the manufacturing process.

We are subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our business. Any failure to comply with present or future regulations could result in fines being imposed, suspension of production or interruption of operations. In addition, these regulations could restrict our ability to expand or could require us to acquire costly equipment or incur other significant expense to comply with environmental regulations or to clean up prior discharges.

The reliability of market data included in our public filings is uncertain.

Since we operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications and our own internal estimates in some of the documents we file with the SEC. The reliability of this data cannot be assured. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used in our filings with the SEC is and will be reliable, it has not been independently verified. Similarly, internal company estimates, while believed by us to be reliable, have not been verified by any independent sources.

Our international operations expose us to certain risks.

In November 2007, we signed an agreement for a joint venture with Hunchun BaoLi Communication Co. Ltd., or BAOLI, to manufacture and market our SuperLink® interference elimination solution for the China market. In addition to facing many of the risks faced by our domestic business, if that joint venture or any other international operation we may have is to be successful, we (together with any joint venture partner) must recruit the necessary personnel and develop the facilities needed to manufacture and sell the products involved, learn about the local market (which may significantly differ from our domestic market), build brand awareness among potential customers and compete successfully with local organizations with greater market knowledge and potentially greater resources than we have. We must also obtain a number of critical governmental approvals from both the United States and the local country governments on a timely basis, including those related to any transfers of our technology. We must establish sufficient controls on any foreign operations to ensure that those operations are operated in accordance with our interests, that our intellectual property is protected and that our involvement does not inadvertently create potential competitors. There can be no assurance that these conditions will be met. Even if they are met, the process of building our international operations could divert financial resources and management attention from other business concerns. Finally, our international operations will also be subject to the general risks of international operations, such as:

•	changes in exchange rates;

•	international political and economic conditions;

•	changes in government regulation in various countries;

•	trade barriers;

•	adverse tax consequences; and

•	costs associated with expansion into new territories.

Risks Related to Our Common Stock and this Offering

Our stock price is volatile.

The market price of our common stock has been, and we expect will continue to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved key business targets;

•	changes in, or our failure to meet, earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic, political or stock market conditions.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future.

We have a significant number of outstanding warrants and options, and future sales of these shares could adversely affect the market price of our common stock.

As of August 20, 2010, we had outstanding warrants and options exercisable for an aggregate of 903,911 shares of common stock at a weighted average exercise price of $9.44 per share. We have registered the issuance of all these shares, and they will be freely tradable by the exercising party upon issuance. The holders may sell these shares in the public markets from time to time, without limitations on the timing, amount or method of sale. As our stock price rises, the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of our shares.

It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in our stockholders receiving a premium over the public trading price for our shares. Provisions of our restated certificate of incorporation, as amended, or our certificate of incorporation, and bylaws and of Delaware corporate law could delay or make more difficult an acquisition of our company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our certificate of incorporation does not permit stockholders to act by written consent and our bylaws generally require ninety days advance notice of any matters to be brought before the stockholders at an annual or special meeting.

In addition, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. At August 20, 2010, 1,388,477 shares of preferred stock remained unissued. See the section entitled “Description of Capital Stock.” The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred stock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

Further, our certificate of incorporation also provides for a classified board of directors with directors divided into three classes serving staggered terms. These provisions may have the effect of delaying or preventing a change in control of us without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person. See the section entitled “Description of Capital Stock — Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents.”

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. In addition, our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds from this offering to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed offering price to the public of $2.20 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $1.59 per share in the net tangible book value of the common stock at August 20, 2010. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares.

Upon completion of this offering and assuming the sale of all 4,000,000 shares of our common stock offered pursuant to this prospectus, we will have approximately 26,635,304 shares of our common stock outstanding and

32,750,534 shares of common stock equivalents (including shares of our Series A Preferred Stock that could be converted into shares of our common stock).

In February 2008, we issued to BAOLI and two related purchasers (collectively, BAOLI), a total of 3,101,361 shares of our common stock and 611,523 shares of our Series A Preferred Stock which could be converted (under certain conditions) into an additional 6,115,230 shares of our common stock. All of these shares are “restricted securities” as defined under Rule 144 under the Securities Act. Under Rule 144, subject to compliance with certain conditions, BAOLI currently has the ability to sell up to the greater of 1% of our outstanding stock or our average weekly trading volume over a four calendar week period. During 2009, BAOLI sold 224,000 shares of our common stock reducing its holdings from 3,101,361 to 2,877,361 shares. We cannot predict the likelihood or timing of any future sales by BAOLI or any of our other stockholders. Any sales by BAOLI or any other stockholders could depress the market price of our common stock.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $7.9 million (or approximately $9.1 million if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and commissions and estimated expenses payable by us, as described in the section captioned “Underwriting” on page 23.

We currently intend to use the net proceeds of this offering for working capital and general corporate purposes. General corporate purposes may include repayment of debt and capital expenditures. In addition, we may use a portion of any net proceeds to acquire complementary products, technologies or businesses. We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock securities. We may invest the net proceeds temporarily until we use them for their stated purpose.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of July 3, 2010, and as adjusted to give effect to the issuance of the common stock offered hereby and the use of proceeds, as described in the section entitled “Use of Proceeds.”

	As of July 3, 2010
	Actual	As Adjusted(1)
	(Dollars in thousands,
	except per share data)

Cash and cash equivalents	$5,532	$13,441

Total Liabilities	$2,585	$2,585

Total stockholders’ equity
Preferred stock, authorized 2,000,000 shares, $0.001 par value per share; Series A Preferred Stock issued and outstanding 611,523	$1	$1
Common stock, authorized 250,000,000 shares, $0.001 par value; issued and outstanding 22,647,011, actual; issued and outstanding 26,647,011 shares, as adjusted	23	27
Additional paid in capital	241,825	249,730
Retained earnings (accumulated deficit)	(231,294)	(231,294)
Accumulated other comprehensive income, net of tax	—	—
Total stockholders’ equity	$10,555	$18,464

Total Capitalization	$13,140	$21,049

(1)	Assumes that $8.8 million of our common stock is sold in this offering at an assumed offering price of $2.20 per share, our closing price on August 20, 2010, and that the net proceeds thereof are approximately $7.9 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, net proceeds will increase to $9.1 million.

DILUTION

Our net tangible book value as of July 3, 2010 was approximately $8.3 million, or $0.37 per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on July 3, 2010. Assuming that we issue all 4,000,000 of the offered shares of our common stock at an assumed public offering price of $2.20 per share, and after deducting the commissions and estimated offering expenses payable by us, our net tangible book value as of July 3, 2010 would have been approximately $16.2 million, or $0.61 per share of our common stock. This amount represents an immediate increase in net tangible book value of $0.24 per share to our existing stockholders and an immediate dilution in net tangible book value of $1.59 per share to new investors purchasing shares of our common stock in this offering.

We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the public offering price per share of our common stock. The following table illustrates the dilution in net tangible book value per share to new investors:

Public offering price per share		$2.20
Net tangible book value per share as of July 3, 2010	$0.37
Increase per share attributable to new investors	$0.24
Adjusted net tangible book value per share after this offering		$0.61
Dilution in net tangible book value per share to new investors		$1.59

As of July 3, 2010, the following shares were not included in the above calculation:

•	6,115,230 shares of our common stock issuable upon conversion of the 611,523 shares of outstanding Series A Preferred Stock;

•	1,149,998 shares of our common stock issuable upon exercise of stock options under our stock plans at a weighted average exercise price of $7.97 per share;

•	618,237 shares of our common stock reserved for issuance under various warrant agreements. As of August 20, 2010, only 10,000 shares of our common stock remained reserved for issuance under one outstanding warrant agreement, at an exercise price of $18.50 per share;

•	1,850,468 shares of our common stock reserved for future issuance under our 2003 Equity Incentive Plan.

Unless otherwise specifically stated, information throughout this prospectus assumes that none of our outstanding options or warrants to purchase shares of our common stock are exercised.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NASDAQ Capital Market under the symbol “SCON.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the NASDAQ Capital Market.

Quarter Ended	High	Low

2010
October 2 (through August 20, 2010)	$2.75	$2.13
July 3	$3.00	$2.26
April 3	$3.85	$2.35
2009
December 31	$3.35	$2.08
September 26	$3.99	$2.22
June 27	$5.45	$0.93
March 28	$1.45	$0.82
2008
December 31	$1.50	$0.68
September 27	$2.43	$0.73
June 28	$4.83	$2.18
March 29	$6.80	$3.22

As of August 20, 2010, we had approximately 22,635,304 shares of common stock outstanding, held of record by approximately 164 stockholders. The last reported sales price of our common stock on the NASDAQ Capital Market on August 20, 2010 was $2.20 per share.

DIVIDEND POLICY

We have never paid cash dividends and intend to employ all available funds in the development of our business. We have no plans to pay cash dividends in the near future, and our line of credit does not allow the payment of dividends.

Our ability to declare or pay dividends on shares of our common stock is subject to the requirement that we pay an equivalent dividend on each outstanding share of Series A Preferred Stock (on an as-converted basis).

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our restated certificate of incorporation, as amended, or our certificate of incorporation, and our restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and by the General Corporation Law of the State of Delaware.

Authorized Capitalization

We have 252,000,000 shares of capital stock authorized under our certificate of incorporation, consisting of 250,000,000 shares of common stock and 2,000,000 shares of preferred stock, of which 706,829 have been designated as Series A Convertible Preferred Stock, par value $0.001 per share, or Series A Preferred Stock. As of August 20, 2010, we had 22,635,304 shares of common stock and 611,523 shares of Series A Preferred Stock outstanding. Our authorized shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose, subject to any preferential dividend rights of any then outstanding preferred stock. The shares of common stock are neither redeemable or convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable. The shares of common stock offered by this prospectus will also be fully paid and non-assessable.

Our common stock is listed on the NASDAQ Capital Stock Market under the symbol “SCON.” The transfer agent and registrar for our common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016, and its telephone number is (800) 866-1340.

Preferred Stock

Our certificate of incorporation permits us to issue up to 2,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. We currently have 706,829 shares of preferred stock designated as Series A Convertible Preferred Stock, of which, as of August 20, 2010, 611,523 shares were outstanding.

Subject to the limitations prescribed in our certificate of incorporation and under Delaware law, our certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. The issuance of preferred stock could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock.

The number of authorized shares of preferred stock may be increased or decreased, but not decreased below the number of shares then outstanding, by the affirmative vote of the holders of a majority of our common stock without a vote of the holders of preferred stock, or any series of preferred stock, unless a vote of any such holder is required pursuant to the terms of such series of preferred stock.

Series A Convertible Preferred Stock

In October 2007, in connection with entering into an amended investment agreement with BAOLI, our board of directors authorized the designation and issuance of 706,829 shares of Series A Preferred Stock. The terms of the investment agreement were subsequently amended and, in February 2008, we issued to BAOLI and two related purchasers (collectively, BAOLI), a total of 3,101,361 shares of our common stock and 611,523 shares of our Series A Preferred Stock (convertible under certain conditions into 6,115,230 shares of our common stock).

Subject to the terms and conditions of our Series A Preferred Stock and to customary adjustments to the conversion rate, each share of our Series A Preferred Stock is convertible into ten shares of our common stock so long as the number of shares of our common stock beneficially owned by BAOLI following such conversion does not exceed 9.9% of our outstanding common stock. Except for a preference on liquidation of $0.01 per share, each share of Series A Preferred Stock is the economic equivalent of the ten shares of common stock into which it is convertible. Except as required by law, the Series A Preferred Stock will not have any voting rights. For a complete description of the terms of the Series A Preferred Stock, please see the certificate of designations, a copy of which is available from us or in the Form 8-K/A we filed with the SEC on February 25, 2008, which may be viewed on the website maintained by the SEC (www.sec.gov) and which is incorporated by reference into this prospectus.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute.  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents.  Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Classified Board of Directors.  Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one-third of the total number of directors. Pursuant to our bylaws, directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast.

No Stockholder Action by Written Consent.  Our bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, a majority of the entire board of directors or the president. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given. In addition, our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

Change in Control Agreements.  A number of our executives have agreements with us that entitle them to payments in certain circumstances following a change in control.

UNDERWRITING

In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below for which MDB Capital Group LLC is acting as the representative, severally, and not jointly, and each has agreed to purchase from us on a firm commitment basis, the number of the shares of our common stock offered in this offering set forth opposite their respective names below:

Underwriters	Number of Shares

MDB Capital Group LLC
Feltl and Company

Total	4,000,000

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the representative of the underwriters that the underwriters propose to offer shares of our common stock directly to the public at the public offering prices set forth on the cover page of this prospectus. Any securities sold by the underwriters to securities dealers will be sold at the public offering prices less a selling concession not in excess of $      per share.

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the common stock offered by this prospectus, other than those covered by the over-allotment option, unless those securities are purchased.

None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus and any other offering material or advertisements in connection with the offer and sales of any of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriting discount and expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us.

	Without	With
	Over-Allotment	Over-Allotment

Underwriting discount to be paid to the underwriters by us for the common stock	$	$

We estimate the expenses payable by us for this offering to be $      , including the underwriting discount, or $     if the underwriters’ over-allotment option is exercised in full.

Over-allotment option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an additional 600,000 shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The representative may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of our common stock are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares of our common stock on the same terms as those on which the other shares of common stock are being offered hereby.

Determination of offering price

The public offering price of the common stock was negotiated between us and the representative of the underwriters, based on the trading price of the common stock prior to the offering, among other things. Other factors considered in determining the price of the common stock include the history and prospects of the company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the financial markets at the time of the offering and such other factors as were deemed relevant.

Lock-Up Agreements

We will agree, for a period of 180 days from the date of this prospectus, subject to certain exceptions, not, to offer, sell, contract to sell, pledge or otherwise dispose of, enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) or file (or participate in the filing of) a registration statement with the SEC, in respect of, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, for the Company’s account, without the prior written consent of MDB Capital Group LLC. Certain of our executive officers and directors will agree to substantially similar terms for a period of 180 days pursuant to individual lock-up agreements. The foregoing restrictions on sales will not apply to our ability to sell securities to the underwriter pursuant to the underwriting agreement. In addition, the foregoing restrictions will not apply to our ability to issue our common stock pursuant to our existing stock option and employee stock purchase plans or under outstanding securities convertible into or exercisable for common stock.

Indemnification

We will agree to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Underwriting Compensation

We have agreed to pay the underwriters’ road show and travel related expenses up to a maximum of $20,000; the underwriters’ legal fees incurred under the offering up to a maximum of $75,000; and the underwriters’ use of prospectus tracking and compliance software for the offering up to a maximum of $10,000. In addition, we have agreed to reimburse the underwriter for other miscellaneous costs incurred in connection with the offering, up to a maximum of $20,000. The maximum amount reimbursable to the underwriters in connection with the foregoing expenses shall not exceed $125,000.

We have paid to the underwriters $30,000 as an advance against the $75,000 maximum amount we are required to reimburse the underwriters for their legal fees. However, such advance will be reimbursed to us to the extent not actually incurred by the underwriters in compliance with FINRA Rule 5110(f)(2)(C).

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Capital Market, in the case of the common stock or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common stock on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on an underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

The underwriter’s compensation in connection with this offering is limited to the fees and expenses described above under “Underwriting discount and expenses.”

We have no other arrangements with any of the underwriters following completion of this offering. The underwriters may, however, from time to time, engage in transactions with or perform services for us in the ordinary course of its business.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by TroyGould PC, Los Angeles, California.

EXPERTS

The consolidated financial statements of Superconductor Technologies Inc., as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Superconductor Technologies Inc. for the year ended December 31, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the Company’s ability to continue as a going concern) of Stonefield Josephson Inc., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

4,000,000 Shares

Superconductor Technologies Inc.

Common Stock

MDB Capital Group LLC

Feltl and Company

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of our common stock being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$738
FINRA filing fee	1,535
Printing and engraving expenses	30,000
Legal fees and expenses	160,000
Accounting fees and expenses	15,000
Transfer Agent Fees	1,000
Miscellaneous fees and expenses	66,727

Total	$275,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware Law General Corporation, or the Delaware Law, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145 of the Delaware Law, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

The Company may from time to time be subject to Section 2115 of the California Corporations Code, or the California Code, according to which Section 317 of the California Code applies to the indemnification of officers and directors of the Company. Under Section 317 of the California Code, permissible indemnification by a corporation of its officers and directors is substantially the same as permissible indemnification under Section 145 of the Delaware Law, except that (i) permissible indemnification does not cover actions the person reasonably believed were not opposed to the best interests of the corporation, as opposed to those the person believed were in fact in the best interests of the corporation, (ii) the Delaware Law permits advancement of expenses to agents other than officers and directors only upon approval of the board of directors, (iii) in a case of stockholder approval of indemnification, the California Code requires certain minimum votes in favor of such indemnification and excludes the vote of the potentially indemnified person, and (iv) the California Code only permits independent counsel to approve indemnification if an independent quorum of directors is not obtainable, while the Delaware Law permits the directors in any circumstances to appoint counsel to undertake such determination.

Section 145 of the Delaware Law and Section 317 of the California Code provide that they are not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholders vote, agreement or otherwise. The limitation of liability contained in our certificate of incorporation and the indemnification provision included in our bylaws are consistent with the Delaware Law Sections 102(b)(7) and 145, and California Code Section 317. The Company has purchased directors and officers liability insurance.

Section 145 of the Delaware Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Company’s certificate of incorporation, as amended, and the Company’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the Company has entered into indemnification agreements with its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

On February 27, 2008 we issued to Hunchun BaoLi Communication Co. Ltd. and two related purchasers (collectively, BAOLI) a total of (i) 3,101,361 shares of our common stock (of which 953,065 must be voted in accordance with the votes of our other shares, effectively giving the holder no voting power over such shares) and (ii) 611,523 shares of our Series A Convertible Preferred Stock (convertible under certain conditions into 6,115,230 shares of our common stock), for an aggregate purchase price of $15.0 million in cash. Subject to the terms and conditions of our Series A Preferred Stock and to customary adjustments to the conversion rate, each share of our Series A Preferred Stock is convertible into ten shares of our common stock so long as the number of shares of our common stock beneficially owned by BAOLI following such conversion does not exceed 9.9% of our outstanding common stock. These securities were sold in a private placement that was not registered under the Securities Act of 1933 in reliance on the exemption from registration provided by Section 4(2) of such Act and Rule 506 promulgated thereunder. The bases for claiming such exemptions include, among other factors, BAOLI’s representations to us as to their status as “accredited investors.”

ITEM 16.	EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

1.1	Form of Underwriting Agreement.❖
3.1	Restated Certificate of Incorporation of Registrant as amended through March 1, 2006.(25)
3.2	Amended and Restated Bylaws of Registrant.(25)
4.1	Form of Common Stock Certificate.(24)
4.2	Certificate of Designations of Registrant of Series A Convertible Preferred Stock of Registrant filed November 13, 2007.(23)
4.3	Warrant to Purchase Stock issued by Registrant to Silicon Valley Bank and Registration Rights Agreement.(10)
4.4	Form of Warrant Agreement dated August, 2005.(17)
5.1	Opinion of Manatt, Phelps & Phillips, LLP regarding the validity of the common stock being registered.❖
10.1	1992 Director Option Plan (as amended through January 1997).(1)***
10.2	Form of 1992 Director Stock Option Agreement.(1)***
10.3	Amended and Restated 1998 Non-Statutory Stock Option Plan, including Form of Stock Option Agreement.(4)***
10.4	1999 Stock Plan.(2)***
10.5	Form of 1999 Stock Plan Stock Option Agreement.(2)***
10.6	Form of Change in Control Agreement dated March 28, 2003.(7)***
10.7	Form of Amendment No. 1 to Change in Control Agreement dated as of May 24, 2005.(18)***
10.8	Form of Amendment No. 2 to Change in Control Agreement dated as of December 31, 2006.(20)***

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

10.9	Accounts Receivable Purchase Agreement by and between Registrant and Silicon Valley Bank, dated March 28, 2003, effective date June 23, 2003.(7)
10.10	Accounts Receivable Purchase Modification Agreement by and between Registrant and Silicon Valley Bank dated March 17, 2004.(9)
10.11	Amendment to Purchase Agreement by and between Registrant and Silicon Valley Bank dated as of April 28, 2004.(11)
10.12	Accounts Receivable Purchase Modification Agreement by and between Registrant and Silicon Valley Bank dated March 16, 2005.(15)
10.13	Third Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated June 16, 2006.(25)
10.14	Fourth Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated June 18, 2007.(25)
10.15	Sixth Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated July 31, 2008.(24)
10.16	Seventh Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated July 31, 2009.(25)
10.17	Patent License Agreement by and between Registrant and Lucent Technologies GRL LLC.(8)**
10.18	License Agreement between Registrant and Sunpower dated May 2, 1995.(12)**
10.19	Employment Agreement between Registrant and Jeffrey Quiram dated as of February 14, 2005.(13)***
10.20	Stock Option Grant and 2003 Equity Incentive Plan Option Agreement between Registrant and Jeffrey Quiram dated February 14, 2005.(13)***
10.21	Amendment to Employment Agreement between Registrant and Jeffrey Quiram dated as of December 31, 2006.(20)***
10.22	2003 Equity Incentive Plan As Amended May 25, 2005.(16)***
10.23	Form of Notice of Grant of Stock Options and Option Agreement for 2003 Equity Incentive Plan.(13)***
10.24	Management Incentive Plan (July 24, 2006).(19)***
10.25	Employment Agreement between Registrant and Terry White dated as of April 11, 2005.(14)***
10.26	Amendment to Employment Agreement between Registrant and Terry White dated as of December 31, 2006.(20)***
10.27	Form of Director and Officer Indemnification Agreement.(18)***
10.28	Lease Agreement between the Registrant and 1200 Enterprises LLC dated as of June 1, 2001.(6)
10.29	Second Amendment to Lease Agreement between the Registrant and 1200 Enterprises LLC dated January 19, 2009.(25)
10.30	Agreement between Registrant and Hunchun BaoLi Communication Co., Ltd. (“BAOLI”) dated August 17, 2007.(21)
10.31	First Amendment to Agreement between Registrant and BAOLI dated November 1, 2007.(22)
10.32	Second Amendment to Agreement between Registrant and BAOLI dated January 7, 2008.(22)
10.33	Framework Agreement between Registrant and BAOLI dated November 8, 2007.(22)
10.34	Sino-Foreign Equity Joint Venture Contract between Superconductor Investments (Mauritius) Limited and BAOLI dated December 8, 2007 (Exhibit A to Framework Agreement with BAOLI).(22)
10.35	Form of Technology and Trademark License Agreement between Superconductor Investments (Mauritius) Limited, Registrant and BAOLI (Exhibit B to Framework Agreement).(22)
21	List of Subsidiaries.(25)
23.1	Consent of Stonefield Josephson Inc, Independent Registered Public Accounting Firm.❖
23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 filed herewith).
24.1	Powers of Attorney (included in the signature pages to the Registration Statement).‡

(1)	Incorporated by reference from Registrant’s Registration Statement on Form S-8 filed April 15, 1998 (File No. 333-50137).

(2)	Incorporated by reference from Registrant’s Registration Statement on Form S-8 filed November 4, 1999 (File No. 333-90293).

(3)	[Reserved].

(4)	Incorporated by reference from Registrant’s Registration Statement on Form S-8 filed March 6, 2001 (File No. 333-56606).

(5)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(6)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002.

(7)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2003.

(8)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, filed March 11, 2004.

(9)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 3, 2004, filed May 12, 2004.

(10)	Incorporated by reference from Registrant’s Registration Statement on Form S-3 (File No. 333-117107), filed July 2, 2004.

(11)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004, filed August 11, 2004.

(12)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2004, filed November 10, 2004.

(13)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.

(14)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.

(15)	Incorporated by reference from Registrants’ Current Report on Form 8-K filed April 4, 2005.

(16)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed May 27, 2005.

(17)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed August 11, 2005.

(18)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.

(19)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed July 28, 2006.

(20)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006.

(21)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007.

(22)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007.

(23)	Incorporated by reference from Registrant’s Current Report on Form 8-K/A filed February 25, 2008.

(24)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008.

(25)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009.

❖	Filed herewith.

‡	Previously filed.

**	Confidential treatment has been previously granted for certain portions of these exhibits.

***	This exhibit is a management contract or compensatory plan or arrangement.

ITEM 17.	UNDERTAKINGS

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on this 24th day of August, 2010.

SUPERCONDUCTOR TECHNOLOGIES INC.

By:	/s/ Jeffrey A. Quiram
Jeffrey A. Quiram
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Jeffrey A. Quiram Jeffrey A. Quiram		President, Chief Executive Officer and Director (Principal Executive Officer)	August 24, 2010

/s/ William J. Buchanan William J. Buchanan		Chief Financial Officer (Principal Accounting Officer) (Principal Financial Officer)	August 24, 2010

* David W. Vellequette		Director	August 24, 2010

* Lynn J. Davis		Director	August 24, 2010

* Dennis J. Horowitz		Director	August 24, 2010

* Martin A. Kaplan		Director	August 24, 2010

* John D. Lockton		Chairman of the Board of Directors	August 24, 2010

*By:	/s/ Jeffrey A. Quiram Jeffrey A. Quiram Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

1.1	Form of Underwriting Agreement.❖
3.1	Restated Certificate of Incorporation of Registrant as amended through March 1, 2006.(25)
3.2	Amended and Restated Bylaws of Registrant.(25)
4.1	Form of Common Stock Certificate.(24)
4.2	Certificate of Designations of Registrant of Series A Convertible Preferred Stock of Registrant filed November 13, 2007.(23)
4.3	Warrant to Purchase Stock issued by Registrant to Silicon Valley Bank and Registration Rights Agreement.(10)
4.4	Form of Warrant Agreement dated August, 2005.(17)
5.1	Opinion of Manatt, Phelps & Phillips, LLP regarding the validity of the common stock being registered.❖
10.1	1992 Director Option Plan (as amended through January 1997).(1)***
10.2	Form of 1992 Director Stock Option Agreement.(1)***
10.3	Amended and Restated 1998 Non-Statutory Stock Option Plan, including Form of Stock Option Agreement.(4)***
10.4	1999 Stock Plan.(2)***
10.5	Form of 1999 Stock Plan Stock Option Agreement.(2)***
10.6	Form of Change in Control Agreement dated March 28, 2003.(7)***
10.7	Form of Amendment No. 1 to Change in Control Agreement dated as of May 24, 2005.(18)***
10.8	Form of Amendment No. 2 to Change in Control Agreement dated as of December 31, 2006.(20)***
10.9	Accounts Receivable Purchase Agreement by and between Registrant and Silicon Valley Bank, dated March 28, 2003, effective date June 23, 2003.(7)
10.10	Accounts Receivable Purchase Modification Agreement by and between Registrant and Silicon Valley Bank dated March 17, 2004.(9)
10.11	Amendment to Purchase Agreement by and between Registrant and Silicon Valley Bank dated as of April 28, 2004.(11)
10.12	Accounts Receivable Purchase Modification Agreement by and between Registrant and Silicon Valley Bank dated March 16, 2005.(15)
10.13	Third Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated June 16, 2006.(25)
10.14	Fourth Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated June 18, 2007.(25)
10.15	Sixth Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated July 31, 2008.(24)
10.16	Seventh Amendment to Loan and Security Agreement by and between Registrant and Silicon Valley Bank dated July 31, 2009.(25)
10.17	Patent License Agreement by and between Registrant and Lucent Technologies GRL LLC.(8)**
10.18	License Agreement between Registrant and Sunpower dated May 2, 1995.(12)**
10.19	Employment Agreement between Registrant and Jeffrey Quiram dated as of February 14, 2005.(13)***
10.20	Stock Option Grant and 2003 Equity Incentive Plan Option Agreement between Registrant and Jeffrey Quiram dated February 14, 2005.(13)***
10.21	Amendment to Employment Agreement between Registrant and Jeffrey Quiram dated as of December 31, 2006.(20)***
10.22	2003 Equity Incentive Plan as Amended May 25, 2005.(16)***
10.23	Form of Notice of Grant of Stock Options and Option Agreement for 2003 Equity Incentive Plan.(13)***
10.24	Management Incentive Plan (July 24, 2006).(19)***
10.25	Employment Agreement between Registrant and Terry White dated as of April 11, 2005.(14)***

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

10.26	Amendment to Employment Agreement between Registrant and Terry White dated as of December 31, 2006.(20)***
10.27	Form of Director and Officer Indemnification Agreement.(18)***
10.28	Lease Agreement between the Registrant and 1200 Enterprises LLC dated as of June 1, 2001.(6)
10.29	Second Amendment to Lease Agreement between the Registrant and 1200 Enterprises LLC dated January 19, 2009.(25)
10.30	Agreement between Registrant and Hunchun BaoLi Communication Co., Ltd. (“BAOLI”) dated August 17, 2007.(21)
10.31	First Amendment to Agreement between Registrant and BAOLI dated November 1, 2007.(22)
10.32	Second Amendment to Agreement between Registrant and BAOLI dated January 7, 2008.(22)
10.33	Framework Agreement between Registrant and BAOLI dated November 8, 2007.(22)
10.31	Sino-Foreign Equity Joint Venture Contract between Superconductor Investments (Mauritius) Limited and BAOLI dated December 8, 2007 (Exhibit A to Framework Agreement with BAOLI).(22)
10.35	Form of Technology and Trademark License Agreement between Superconductor Investments (Mauritius) Limited, Registrant and BAOLI (Exhibit B to Framework Agreement).(22)
21	List of Subsidiaries.(25)
23.1	Consent of Stonefield Josephson Inc, Independent Registered Public Accounting Firm.❖
23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1 filed herewith).
24.1	Powers of Attorney (included in the signature pages to the Registration Statement).‡

(1)	Incorporated by reference from Registrant’s Registration Statement on Form S-8 filed April 15, 1998 (File No. 333-50137).

(2)	Incorporated by reference from Registrant’s Registration Statement on Form S-8 filed November 4, 1999 (File No. 333-90293).

(3)	[Reserved].

(4)	Incorporated by reference from Registrant’s Registration Statement on Form S-8 filed March 6, 2001 (File No. 333-56606).

(5)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(6)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002.

(7)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2003.

(8)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, filed March 11, 2004.

(9)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 3, 2004, filed May 12, 2004.

(10)	Incorporated by reference from Registrant’s Registration Statement on Form S-3 (File No. 333-117107), filed July 2, 2004.

(11)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2004, filed August 11, 2004.

(12)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2004, filed November 10, 2004.

(13)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.

(14)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2005.

(15)	Incorporated by reference from Registrants’ Current Report on Form 8-K filed April 4, 2005.

(16)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed May 27, 2005.

(17)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed August 11, 2005.

(18)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.

(19)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed July 28, 2006.

(20)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006.

(21)	Incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007.

(22)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007.

(23)	Incorporated by reference from Registrant’s Current Report on Form 8-K/A filed February 25, 2008.

(24)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008.

(25)	Incorporated by reference from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009.

❖	Filed herewith.

‡	Previously filed.

**	Confidential treatment has been previously granted for certain portions of these exhibits.

***	This exhibit is a management contract or compensatory plan or arrangement.